Filed by Agrium Inc.

(Commission File No. 333-157966)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

CF Industries Holdings, Inc.

Important Information

This communication does not constitute an offer to exchange, or a solicitation of an offer to exchange, common stock of CF Industries Holdings, Inc. (“CF”), nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form F-4 (including the Letter of Transmittal and related documents) (collectively, as amended from time to time, the “Exchange Offer Documents”) filed by Agrium Inc. (“Agrium”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2009, as amended. The Registration Statement on Form F-4 has not yet become effective. The offer to exchange is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS OF AGRIUM AND CF ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT MATERIALS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER TO EXCHANGE.

Copies of any documents filed by Agrium with the SEC are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the Agrium Investor Relations/Media Department, Agrium Inc, 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8. Free copies of any such documents can also be obtained by calling Georgeson Inc. toll-free at (866) 318-0506.

Agrium, North, their respective directors and executive officers and certain other persons are deemed to be participants in any solicitation of proxies from CF’s stockholders in respect of the proposed transaction with CF. Information regarding Agrium’s directors and executive officers is available in its management proxy circular dated April 3, 2009 relating to the annual general meeting of its shareholders to be held on May 13, 2009. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

All information in this communication concerning CF, including its business, operations and financial results, was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

Forward-Looking Statements

Certain statements and other information included in this communication constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” (together, “forward-looking statements”). All statements in this communication, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to future operations following the proposed acquisition of CF. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, CF’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner or will be obtained on conditions that may require divestiture of assets expected to be acquired, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, general business and economic conditions, interest rates, exchange rates and tax rates, weather conditions, crop prices, the supply, demand and price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF’s reports filed with the SEC.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this communication as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate the businesses of Agrium and CF, or any other recent acquisitions.

All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, CF’s acceptance of Agrium’s proposal and the entering into of a definitive agreement to effect the proposed transaction, closing the proposed transaction, the market value of Agrium common shares issued in connection with the proposed acquisition, our ability to successfully integrate within expected time frames and costs, and realize the expected combination benefits and synergies and costs savings from, the combination of the businesses of Agrium and CF, or any other recent business acquisitions, and our ability to maintain relationships with customers, employees and suppliers during the course of the proposed transaction.

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On May 11, 2009, Agrium posted updated frequently asked questions concerning the proposed transaction on its website. The complete copy of frequently asked questions is as follows:

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1.	Why did Agrium launch an exchange offer?

CF management and advisors have repeatedly rebuffed our efforts to meet — including calls placed over the last few days — leaving us no choice but to take our increased offer directly to CF stockholders. It is time for CF stockholders to tell the CF board to come to the table.

2.	Why did you increase your offer?

We’re determined to get this deal done and this substantial increase reflects our resolve.

3.	Why should I tender now?

Tendering into our offer is a way to send a message to the CF board and management team that CF stockholders believe our offer is a better alternative than acquiring Terra. We believe CF’s restructuring of its offer for Terra to circumvent a vote highlights a disregard for the rights of its stockholders and a belief on the part of CF’s management and board that they would lose such a vote. Tendering into Agrium’s offer provides CF stockholders the opportunity to have their voice heard on the future of their company.

4.	What are the terms of the amended exchange offer?

Based on Agrium’s closing stock price on May 8, 2009, the increased offer has a current value of $85.20 per CF share. Under the revised terms, CF stockholders will now receive $40.00 in cash, an increase of $5.00, or 14.3%, in the cash consideration, as well as one common share of Agrium for each CF share. The increased offer represents a premium of 53% to CF’s closing price on February 24, 2009, the day before Agrium announced its initial proposal, and 68% to the previous 30-day volume weighted average price.

5.	What are the conditions of the exchange offer?

The proposal is not subject to a financing condition. Agrium has sufficient cash resources and committed financing underwritten by Royal Bank of Canada and The Bank of Nova Scotia to fund the cash portion of the offer. The offer is subject to certain conditions described in the offer to exchange on file with SEC.

6.	What happens if the exchange offer is amended after I’ve tendered my shares?

Regardless of when you tender your shares, you would receive any increase in price.

7.	When does the exchange offer expire?

We have extended the expiration date of the exchange offer until 12:00 midnight, New York City time, June 15, 2009.

8.	Who is eligible to participate in the exchange offer?

All CF stockholders who hold shares on or have tendered their shares prior to the expiration date are eligible to participate.

9.	Why does Agrium want to acquire CF?

Agrium believes that a combination of these two complementary companies is strategically compelling and a superb opportunity to create value for both Agrium and CF stockholders. With approximately $150 million in annual operating synergies, we expect the combination to provide many benefits to the customers, suppliers, and employees of both Agrium and CF, as well as in the communities in which both companies operate.

10.	What synergies does Agrium expect to achieve from the acquisition of CF Industries?

Agrium expects the proposed transaction to achieve substantial operating synergies of approximately $150 million annually, creating long-term value for shareholders of both companies as part of the combined organization. We anticipate that the transaction will be accretive to both earnings per share and cash flow in 2010 and significantly accretive on both measures in subsequent years. These synergy targets are tangible and highly achievable. We’ve done a very thorough analysis, we know where we need to go and we are confident that we can get there.

11.	Will Agrium have the financial capability to expand retail and other areas of its business going forward?

We currently have a strong balance sheet and will continue to have one following a transaction with CF. Together, the companies would form the fourth largest publicly traded crop input provider with significant trading liquidity and a solid cash flow base. We would continue to have access to the capital and other markets and a transaction with CF would not limit our ability to acquire retail assets in the future.

12.	What would a combination mean for employees of Agrium and CF?

This transaction presents growth opportunities for employees of both companies as part of a stronger, larger and more diverse global organization.

13.	What would a combination mean for customers of Agrium and CF?

We believe customers will benefit from the combined companies’ product offerings, capabilities and enhanced services. We expect that the combination of the two companies would benefit our customers through economies of scale that would improve efficiency of distribution and would ensure our customers receive the products they want, when they want them, at the locations they desire. The new combined company would also be able to offer a full line of nitrogen, phosphate and potash products and distribution services in more markets.

14.	Do you anticipate any antitrust issues?

We expect regulatory reviews but don’t anticipate any material impediment to closing.